Exhibit 99.1

FOR IMMEDIATE RELEASE	Contact: Sridhar Ramasubbu
Wipro Limited 650-316-3537
Results for the quarter ended September 30, 2005 under US GAAP
WIPRO RECORDS 23% GROWTH IN NET INCOME
Bangalore, India and Mountain View, California — October 19, 2005 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its second fiscal quarter ended September 30, 2005.
Highlights:
Results for the quarter ended September 30, 2005
➢	Net Income grew by 23% over the corresponding period in the previous year to Rs. 4.7 billion ($107.1 million)

➢	Revenue increased by 26% over the corresponding period in the previous year to Rs. 25.0 billion ($568.2 million)

➢	Global IT Services & Products segment Revenue was Rs. 18.9 billion ($430.6 million ), representing an increase of 27% over the corresponding period in the previous year contributed primarily by volume growth

➢	Global IT Services & Products Earnings before Interest and Tax (EBIT) was Rs. 4.5 billion ($102.4 million)

➢	Global IT Services & Products added 39 new clients in the quarter, including 2 new clients in BPO services

➢	The India, Middle East and Asia Pac Business Unit recorded 43% growth in EBIT over the corresponding period in the previous year; and Revenue grew by 26%
Outlook for the Quarter ending December 31, 2005
Azim Premji, Chairman of Wipro Limited commenting on the results said “The quarter once again demonstrated the depth of our management and robustness of our processes as we smoothly managed organizational transitions to deliver a solid quarter. The Global IT business sustained its momentum, recording double digit volume growth sequentially, resulting in Revenues for the quarter being $430.7 million against our guidance of $422 million. Our continued success in delivering broad based results positions us well to lead industry growth. Looking ahead, for the quarter ending December 2005, we expect Revenues from our Global IT services business to be approximately $463 million.”
Suresh Senapaty, Chief Financial Officer, said “We saw robust sequential Revenue growth in all our business units, with our Finance Solutions and Technology Business delivering sequential double digit growth. Our differentiated services — Technology Infrastructure Services and Testing Services—posted double digit sequential growth as well. On the profitability front, we were able to expand our Operating Margins despite a gross addition of over 5,600 people in our IT Services team and lower price realizations. In line with our expectations, our BPO business delivered improved profitability for the quarter.”

Wipro Limited
Total Revenues for the quarter ended September 30, 2005 were Rs. 25.0 billion ($568.2 million), representing a 26% increase over the corresponding period in the previous year. Net Income was Rs. 4.7 billion ($107.1 million), representing an increase of 23% over the same period last year. Earnings per share was Rs. 3.35 ($0.08) for the quarter ended September 30,2005, representing an increase of 21% over the earnings per share of Rs. 2.76 for the quarter ended September 30, 2004.
Global IT Services & Products (76% of Revenues and 88% of Operating Income for quarter ended September 30,2005)
Our Global IT Services & Products business segment recorded Revenue of Rs. 18.9 billion1 ($430.6 million) for the quarter ended September 30, 2005, representing an increase of 27% over the same period last year. EBIT was Rs. 4.5 billion ($102.4 million) for the quarter ended September 30, 2005, representing an increase of 12% over the same period last year. Operating Income to Revenue for the quarter ended September 30, 2005 was 23.8%, representing a decrease of approximately 3.1% from the quarter ended September 30, 2004. This decrease was primarily due to currency appreciation and lower utilization. Return on Capital Employed (ROCE) for the quarter was 61% compared to 76% for the quarter ended September 30, 2004.
As of September 30, 2005, we had 45,835 employees, which include 32,856 employees in the IT Services business and 12,979 employees in the BPO business. This includes a net addition of 4,575 employees in IT Services.
During the quarter, we added 39 new clients, including 2 new clients in BPO services. We continued to build on our strengths in US with 23 new clients, and further increased our presence in Europe with 10 new clients. This quarter saw Wipro add clients across business lines, testimony to our investment in a broad suite of services and an integrated approach to enhancing client performance. Wins include a global pharmaceutical company, a leading online auction player, and a leading global manufacturer of consumer products. We also won an Order to Bill engagement that involves and integrated IT & BPO solution for a data communications major.
Wipro also announced decision to open a near shore center in Eastern Europe. The new facility is expected to expand Wipro’s language capabilities for Voice, Transaction Processing and L1/L2 support for Infrastructure Management.
India and Asia-Pac IT Services & Products (16% of Revenue and 6% of Operating Income for quarter ended September 30, 2005)
Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 3.9 billion ($89 million) for the quarter ended September 30, 2005, representing an increase of 26% over the quarter ended September 30, 2004. EBIT for the quarter ended September 30, 2005, was Rs. 321 million ($7.3 million), representing an increase of 43% over the corresponding period in the previous year.
Operating Margin for the quarter ended September 30, 2005 was 8.2%, representing an increase of approximately 0.9% compared to the quarter ended September 30, 2004. ROCE for the quarter was 61% compared to 46% for the quarter ended September 30, 2004.

[1]	Global IT Services & Products segment Revenues were Rs. 18.9 billion for the quarter ended September 30, 2005 under the Indian GAAP. The difference of Rs 28 million ($0.64 million) is primarily attributable to difference in accounting treatment for foreign exchange contracts under Indian GAAP and US GAAP.

Consumer Care & Lighting (5% of Revenue and 4% of Operating Income for quarter ended September 30, 2005)
Our Consumer Care & Lighting business segment recorded Revenue of Rs. 1.36 billion ($30.9 million) for the quarter ended September 30, 2005, representing a 22.5% increase over Revenue of Rs. 1.1 billion for the quarter ended September 30, 2004. EBIT was Rs. 190 million ($4.3 million) for the quarter ended September 30, 2005, representing a 14% increase over EBIT of Rs.167 million for the quarter ended September 30, 2004. ROCE for the quarter was 86% compared to 83% for the quarter ended September 30, 2004.
Our results for the quarter ended September 30, 2005, computed under Indian GAAP and US GAAP, along with individual business segment reports are available in the Investor Relations section of our website at www.wipro.com.
For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 30, 2005, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which is $1=Rs. 43.94. However, the realized exchange rate in our Global IT Services & Products segment for the quarter ended September 30, 2005 is $1=Rs. 43.93
Quarterly Conference call
Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM US Eastern Time) & at 6:45 PM Indian Standard Time (9:15 AM US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID: sridhar.ramasubbu@wipro.com An audio recording of the management discussions and the question & answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wiprocorporate.com
Forward-looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Three months ended September 30			Six months ended September 30
	2004	2005	2005	2004	2005	2005
			Convenience			Convenience
			translation into US$			translation into US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues :
Global IT Services and Products
IT Services	Rs. 13,241	Rs. 17,052	$388	Rs. 25,395	Rs. 32,654	$743
BPO Services	1,674	1,824	42	3,058	3,652	83
India and AsiaPac IT Services and Products
Services	1,139	1,423	32	2,077	2,845	65
Products	1,959	2,479	56	3,576	4,469	102
Consumer Care and Lighting	1,110	1,359	31	2,136	2,681	61
Others	674	829	19	1,251	1,531	35

Total	19,797	24,966	568	37,493	47,832	1,089

Cost of Revenues:
Global IT Services and Products
IT Services	8,213	11,066	252	15,615	20,909	476
BPO Services	1,131	1,390	32	2,064	2,863	65
India and AsiaPac IT Services and Products			—
Services	639	830	19	1,187	1,680	38
Products	1,774	2,220	51	3,249	3,986	91
Consumer Care and Lighting	709	878	20	1,349	1,704	39
Others	463	614	14	853	1,139	26

Total	12,929	16,998	387	24,317	32,281	735

Gross profit	6,868	7,968	181	13,176	15,551	354
Operating expenses :
Selling and marketing expenses	(1,316)	(1,599)	(36)	(2,617)	(3,239)	(74)
General and administrative expenses	(937)	(1,262)	(29)	(1,793)	(2,433)	(55)
Research and development expenses	(73)	(46)	(1)	(131)	(89)	(2)
Amortization of intangible assets	(50)	(11)	—	(99)	(25)	(1)
Foreign exchange gains / (losses), net	28	55	1	(440)	(93)	(2)
Others, net	25	14	—	31	32	1

Operating Income	4,545	5,119	116	8,127	9,704	221
Loss on direct issue of stock by subsidiary	(196)	—	—	(196)	—	—
Other income, net	153	293	7	415	507	12
Equity in Earnings / (losses) of affiliates	33	83	2	62	139	3

Income before income taxes and minority interest	4,535	5,495	125	8,408	10,350	236
Income taxes	(679)	(791)	(18)	(1 ,277)	(1,377)	(31)
Minority interest	(21)	—	—	(42)	(1)	—

Net income	Rs. 3,835	Rs. 4,704	$107	Rs. 7,089	Rs. 8,972	$204

Earnings per equity share:
Basic	2.76	3.35	0.08	5.10	6.40	0.15
Diluted	2.74	3.32	0.08	5.07	6.33	0.14

Additional Information
Operating Income
IT Services	Rs. 3,700	Rs. 4,279	$97	Rs. 6,741	Rs. 8,214	$187
BPO Services	320	221	5	604	355	8
Global IT Services & Products	4,020	4,500	102	7,345	8,569	195
India & AsiaPac IT Services & Products	225	321	7	330	579	13
Consumer Care & Lighting	167	190	4	319	376	9
Others	146	135	3	258	233	5
Reconciling Items	(13)	(27)	(1)	(125)	(53)	(1)

Total	Rs. 4,545	Rs. 5,119	$116	Rs. 8,127	Rs. 9,704	$221

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except share data and unless stated otherwise)

	As of September 30,
	2004		2005		2005
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	2,446	Rs.	4,214	$96
Accounts receivable, net of allowances		12,126		16,890	384
Costs and earnings in excess of billings on contracts in progress		3,650		4,540	103
Inventories		1,294		1,737	40
Investments in liquid and short-term mutual funds		17,919		27,716	631
Deferred income taxes		226		112	3
Other current assets		2,597		4,157	95

Total current assets		40,258		59,366	1,351

Property, plant and equipment, net		11,167		15,212	346
Investments in affiliates		674		908	21
Deferred income taxes		220		227	5
Intangible assets, net		404		353	8
Goodwill		5,487		5,925	135
Other assets		718		1,244	28

Total assets	Rs.	58,928	Rs.	83,235	$1,894

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs.	666	Rs.	1,175	$27
Accounts Payable		2,704		3,588	82
Accrued expenses		3,482		5,526	126
Accrued employee cost		3,062		3,750	85
Advances from customers		1,087		1,718	39
Other current liabilities		3,181		3,019	69

Total current liabilities		14,182		18,776	427

Other liabilities		417		328	7

Total liabilities		14,599		19,104	435

Minority interest		822		—	—
Stockholders’ equity
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; issued and outstanding: 1,397,903,346 and 1,414,957,082 shares as of September 30, 2004 and 2005		1,398		2,830	64
Additional paid-in capital		7,511		13,791	314
Deferred stock compensation		(43)		(2,674)	(61)
Accumulated other comprehensive income / (loss)		(1,754)		322	7
Retained earnings		36,395		49,862	1,135
Equity shares held by a controlled Trust: 7,891,560 and 7,869,060 shares as of September 30, 2004 and 2005		*		*	*

Total stockholders’ equity		43,507		64,131	1,460

Total liabilities and stockholders’ equity	Rs.	58,928	Rs.	83,235	$1 ,894

* Equity shares held by a controlled trust	Rs.	(75,000)	Rs.	(75,000)	$(1,707)